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                             November 22, 2023

       Roger James Hamilton
       Chief Executive Officer
       Genius Group Ltd
       8 Amoy Street, #01-01
       Singapore 049950

                                                        Re: Genius Group Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed November 7,
2023
                                                            File No. 333-273841

       Dear Roger James Hamilton:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-1

       General

   1. We note your response to prior comment 1, including reference to your Form 6-K filed
                                                        September 5, 2023. in
the FAQs section of the Form 6-K under the question titled "What is the ERL Share
Distribution?," you state that ERL is currently listed as a public company on the main
board of MERJ Exchange and that you have commenced the "dual listing" process to
transfer ERL to Upstream. Further, we note that the Upstream website currently reflects that
ERL is dual-listed. Please tell us what exchanges and listings are involved in ERL's "dual
listing." In this regard, please clearly explain (i) whether ERL intends to be listed on
both the MERJ Exchange and Upstream, or if ERL plans to cease its MERJ Exchange
listing, (ii) if ERL intends to cease its listing on the MERJ Exchange, please advise if
Upstream will update its website to remove a reference to a dual listing, and (iii) that ERL
shares or other securities are not currently listed on a U.S.-based
 Roger James Hamilton
Genius Group Ltd
November 22, 2023
Page 2
         exchange and that you are not in the process of working towards a U.S. exchange listing.
2. We note your response to prior comment 1 and your analysis as to whether the company provided "adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets" in accordance with Staff Legal Bulletin No. 4.
             Please provide us with a detailed analysis as to whether the information referenced in your response substantially complied with Regulation 14A or Regulation 14C, including the requirements relating to financial statements of the subsidiary.
             Please advise us as to whether the information referenced in your response was delivered to U.S. shareholders in an information statement.


       Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any questions.



FirstName LastNameRoger James Hamilton                       Sincerely,
Comapany NameGenius Group Ltd
                                                             Division of
Corporation Finance
November 22, 2023 Page 2                                     Office of Trade &
Services
FirstName LastName